Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of W&T Offshore, Inc. for the registration of 42,967,585 shares of its common stock and to the incorporation by reference therein of our report dated March 9, 2016, with respect to the consolidated financial statements and schedules of W&T Offshore, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of W&T Offshore, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

October 19, 2016

Houston, Texas